Exhibit 12.1

SOUTHERN CALIFORNIA GAS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

						Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
Fixed Charges:
Interest	$47	$70	$72	$62	$81	$26	$24
Interest portion of annual rentals	2	3	4	3	4	1	1

Total Fixed Charges for Purpose of Ratio	$49	$73	$76	$65	$85	$27	$25

Earnings:
Pretax income from continuing operations	$391	$377	$390	$383	$287	$171	$199
Total Fixed Charges (from above)	49	73	76	65	85	27	25

Total Earnings for Purpose of Ratio	$440	$450	$466	$448	$372	$198	$224

Ratio of Earnings To Fixed Charges	8.98	6.16	6.13	6.89	4.38	7.33	8.96